2025 REPORT

Jetoptera


JETOPTERA
2000

LETTER

Dear investors,

The helicopter market is valued at over US$165 billion annually, with upticks due to the operational needs of militaries and civilian operators. We believe alternate VTOL platforms are poised for significant growth in the next few years.VTOL market growth will be driven by two factors: military, currently on display in the Ukraine and Iran conflicts, and commercial. The military has also learned some very difficult lessons with the V-22 Osprey aircraft, in all its variants, that are beyond the short-term fix of a maintenance stand-down. It desperately needs to replace its V-22 fleet with an aircraft that is faster, longer range, safer, and has elements of low probability of detection. Therefore, a new high-speed VTOL is highly desired; something more capable than the helicopters that are very vulnerable to ground-to-air defense systems, as we have witnessed in Ukraine.

There is also a need to intercept drones that are sent from hundreds of miles away and that fly significantly slower than ours, and our technology will transformatively enable aircraft to defend against attacks of this nature. On the civilian aviation side, we've become accustomed to traveling at jet-plane speeds. At the regional scale, there is an emerging need to transport goods and people quietly and with aircraft that is runway-independent.Our VTOL platform with a unique propulsion system we called Fluidic Propulsive System® or FPS® will significantly progress VTOL capabilities. We project a platform that is runway independent without limitations of where it can land, an aircraft that can take off and land vertically but fly at twice or three times the speed of a helicopter. A VTOL platform that does not use large rotors, and is safer and significantly quieter than the legacy system.

The desire to have goods delivered faster, no matter how heavy they are, over longer distances, and in high volume, totals in some estimates to a US$520 billion market by 2040, while projections for shared mobility and manned applications, including point-to-point transportation, and regional air mobility show a potential US$460 billion market by 2040.The cargo drone market emerging market itself will be significant, with several players having demonstrated light payload deliveries of coffee, sandwiches, and medical supplies for short distances. But these platforms cannot carry sufficient supplies to save lives, cannot fly too far, fast or high, and are very susceptible to inclement weather mainly because they depend on the slow pace of battery development.

We believe our technology will transform consumer experiences in a society that demands timely delivery of goods, services, and medical supplies, and transportation for people. The J-500 will be our first commercial UAV with a 100-lb payload and we will be scaling up to 500, 1000 and 1500 lb payloads for both UAV and manned applications.

We need your help!

The level of engagement has been terrific and we love our investors. Our team are thrilled to engage with our investors and we appreciate their enthusiasm, further investment and support. Their questions help us tell our story and spread the word.

We could use more of that engagement, investment and describe to friends and family what Jetoptera is all about. Support is also manifest via meeting our team and supporting us when we display our technology. Most recently, a few fans from overseas travelled to meet us in person at the London DroneX Expo. As you know, we are going to compete in the DARPA Lift Challenge in August of 2026. We hope to see some of our investors in person, so we can answer your questions and use your support during the competition!

Sincerely,

Simina Farcasiu

CFO and Co-Founder

Denis Dancanet

Chairman of the Board of Directors and Co-Founder

Andrei Evulet

CEO

How did we do this year?

REPORT CARD

A-

☺ The Good

We reached major milestones on the J-500 commercial program, which we hope to make first deliveries on in 2027.

We completed the FPS parafoil program with a military customer

We secured more funding using Wefunder and Reg D offerings and reached 188+ patents awarded, with another 100+ pending

☹ The Bad

We were delayed in some milestones due to logistics and international delays on the J-500

We secured no new military contracts, although we made good progress with the DOW with respect to certain new programs

We had supply chain problems with the hobby turbine for our J-500 demonstrator; the commercial version is being developed in parallel

2025 At a Glance

January 1 to December 31


$$$$

$806,539 [37%]
Revenue



-$3,612,514
Net Loss


IOU!

$9,038,784 +0%
Short Term Debt



$2,754,222
Raised in 2025



$137,636

Cash on Hand

As of 04/14/26

INCOME BALANCE NARRATIVE


Revenues
Profit
$1,283,898
-$3,006,108
$806,539
-$3,612,514
2024
2025

Net Margin: -448% **Gross Margin:** -198% **Return on Assets:** -74% **Earnings per Share:** -$0.31

Revenue per Employee: $268,846 **Cash to Assets:** 6% **Revenue to Receivables:** 131 **Debt Ratio:** 188%

JETOPTERA_INC_2021.pdf

Jetoptera_Inc_Audited_Financials_FY2022__1_.pdf

Jetoptera__Inc._2024_Audited_Financial_Statements.pdf

Jetoptera__Inc._2025_Audited_Financial_Statements.pdf

We ❤ Our 2,605 Investors

Thank You For Believing In Us

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Thank You!

From the Jetoptera Team



Andrei Tristan Evulet

CEO/CTO/Co-Founder

Aerospace engineer and inventor w/30+ years experience. Former GE Tech Lead & Systems Engineer for the revolutionary GE9X turbofan. Inventor with 100+ patents. Rutgers University



Simina Farcasiu

CFO and Co-Founder

3x Founder & Entrepreneur. Co-founded hedge fund with peak AUM of $1.4B. Former Belstar Management Company CIO & Merrill Lynch Managing Director. CEO and Founder

PhD in Mechanical and Aerospace...

Lower48 Analytics. Princeton AB. University ...



Denis Dancanet in

Chairman of the Board of Directors and Co-Founder

Hedge fund exec & private pilot. President of Cubist Systematic Strategies ($17B AUM investment arm of Point72 Asset Management). Former Partner at PDT Partners. Morgan Stanley Managing Director....



Todd E Newton in

Vice President of Business Development

LtCol, U.S. Marine Corps. 27-years of experience in aerospace, defense aerospace & business development at UTC Aerospace Systems; Textron...

Details

The Board of Directors

Director	Occupation	Joined
Denis Dancanet	President @ Cubist Systematic Strategies	2015
Andrei Evulet	CEO and CTO @ Jetoptera, Inc	2015
Simina Farcasiu	Director, Jetoptera Inc @ Self	2015

Officers

Officer	Title	Joined
Andrei Evulet	CTO, Co-Founder	2015
Simina Farcasiu	Co-Founder	2015

Voting Power

Holder	Securities Held	Voting Power
Denis Dancanet	6,365,829 865,829 Common and 5,500,000 Preferred Shares	56.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2015	$350	Common Stock	Section 4(a)(2)
06/2015	$100	Common Stock	Section 4(a)(2)
06/2015	$1,300,000	Preferred Stock	Section 4(a)(2)
11/2016	$450,000		Section 4(a)(2)
01/2017	$150,000		Section 4(a)(2)
03/2017	$1,500,000	Common Stock	Regulation D, Rule 506(b)
07/2018	$500,000		Regulation D, Rule 506(b)
07/2018	$250,000		Regulation D, Rule 506(b)
12/2018	$300,000		Regulation D, Rule 506(b)
12/2018	$250,000		Regulation D, Rule 506(b)
02/2019	$50,000		Regulation D, Rule 506(b)
03/2019	$250,000		Regulation D, Rule 506(b)
06/2019	$500,000		Regulation D, Rule 506(b)
09/2019	$50,000		Regulation D, Rule 506(b)
09/2019	$250,000		Regulation D, Rule 506(b)
09/2019	$100,000		Regulation D, Rule 506(b)
01/2020	$100,000		Regulation D, Rule 506(b)
01/2020	$300,000		Regulation D, Rule 506(b)
02/2020	$232,326		Regulation Crowdfunding
06/2020	$41,667		Other
09/2020	$1,000,000		Regulation D, Rule 506(b)
09/2020	$25,000		Regulation D, Rule 506(b)
09/2020	$125,000		Regulation D, Rule 506(b)
09/2021	$95,920		Regulation D, Rule 506(b)
09/2021	$40,303		Regulation D, Rule 506(b)
03/2022	$1,015,137		4(a)(6)

03/2022	$1,018,000		506(c)
12/2022	$196,152	Common Stock	Regulation Crowdfunding
06/2023	$600,000	Common Stock	Regulation D, Rule 506(b)
04/2024	$1,445,075		4(a)(6)
04/2024	$50,004	Common Stock	Regulation D, Rule 506(b)
04/2024	$300,004	Common Stock	Regulation D, Rule 506(b)
07/2024	$1,400,004	Common Stock	Regulation D, Rule 506(b)
08/2024	$9,996	Common Stock	Regulation D, Rule 506(b)
08/2024	$25,002	Common Stock	Regulation D, Rule 506(b)
12/2024	$1,700,009	Common Stock	Regulation D, Rule 506(b)
10/2025	$1,000,000	Common Stock	Section 4(a)(2)
10/2025	$999,991	Common Stock	Regulation D, Rule 506(b)
12/2025	$754,231	Common Stock	Regulation D, Rule 506(c)
01/2026	$56,840	Common Stock	Regulation D, Rule 506(c)
	$1,457,061		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
11/11/2016	$450,000	8.0%	0.0%	$15,000,000	11/11/2017
01/11/2017	$150,000	8.0%	0.0%	$15,000,000	01/11/2018
07/14/2018	$500,000	9.0%	20.0%	$24,000,000	07/14/2021
07/14/2018	$250,000	9.0%	20.0%	$24,000,000	07/14/2021
12/03/2018	$300,000	9.0%	20.0%	$24,000,000	12/03/2021
12/03/2018	$250,000	9.0%	20.0%	$24,000,000	12/03/2021
02/28/2019	$50,000	9.0%	20.0%	$24,000,000	02/28/2022
03/22/2019	$250,000	9.0%	20.0%	$24,000,000	03/22/2022
06/24/2019	$500,000	9.0%	20.0%	$24,000,000	06/24/2022
09/25/2019	$50,000	9.0%	20.0%	$24,000,000	09/25/2021
09/25/2019	$250,000	9.0%	20.0%	$24,000,000	09/25/2021
09/25/2019	$100,000	9.0%	20.0%	$24,000,000	09/25/2021
01/06/2020	$100,000	9.0%	20.0%	$24,000,000	01/06/2021
01/06/2020	$300,000	9.0%	20.0%	$24,000,000	01/06/2021
02/19/2020	$232,326	0.0%	20.0%	$24,000,000	
09/29/2020	$1,000,000	9.0%	20.0%	$24,000,000	09/29/2021
09/29/2020	$25,000	9.0%	20.0%	$24,000,000	04/01/2021
09/29/2020	$125,000	9.0%	20.0%	$24,000,000	09/29/2021
09/29/2021	$95,920	9.0%	20.0%	$24,000	09/29/2022
09/29/2021	$40,303	9.0%	20.0%	$24,000,000	09/29/2022

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?

SBA (?)	06/15/2020	$41,667	$0 (?)	1.0%	06/15/2022

Related Party Transactions

In the February 2022 priced round described in Question 25 of this Form C, $600,000 and $120,000 of the total funds raised were from Denis Dancanet (Director) and Simina Farcasiu (CFO), respectively.

Simiarly, in the November 2022 priced round also described in Question 25 of this Form C, $20,000 and $20,000 of the total funds raised were from Denis Dancanet (Director) and Simina Farcasiu (CFO), respectively.

From 2016 through 2018, the Company made multiple advances to Andrei Evulet, CEO, for a total of $100,000. The loans bear a 0% interest rate. The loan originally held a maturity date of January 15, 2022 but was extended by mutual consent. The loan does not contain a repayment schedule. As of December 31, 2022 the outstanding loan balance was $100,000.

Name	Denis Dancanet
Amount Invested	$999,991
Transaction type	Priced Round
Issued	10/03/2025
Relationship	COB

Name	Denis Dancanet
Amount Invested	$1,700,000
Transaction type	Priced Round
Issued	12/24/2024
Relationship	Chairman of the Board

Name	Denis Dancanet
Amount Invested	$1,400,000
Transaction type	Priced Round
Issued	07/01/2024
Relationship	Chairman of the Board

Name	Denis Dancanet
Amount Invested	$300,005
Transaction type	Priced Round
Issued	04/15/2024
Relationship	Chairman of the Board

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Series A	5,500,000	5,500,000	Yes
Common	13,015,000	6,313,628	Yes

Warrants: 0

Options: 138,417

Form C Risks:

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of the Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise
could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on its ability to obtain and effectively protect its intellectual property.
Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. The Company's success will depend, in large part, on its ability in the future to obtain (1) patent protection for its patentable intellectual property and otherwise protect trade secrets, intellectual property rights and other proprietary information; and (2) obtain trademark registrations in connection with the development of the Jetoptera brand. Protecting and enforcing the Company's intellectual property and other proprietary rights may be expensive, and there is no assurance that such protection and enforcement will be successful. If the Company is unable for any reason to adequately protect its intellectual property and other proprietary rights, competitors may manufacture and market products similar to the Jetoptera system. The Company has taken appropriate steps to protect its IP. The Company intends to continue to protect its IP by filing multiple patent applications and trademark applications in an effort to obtain patent protection and trademark registrations, respectively, and by entering into

restrictive agreements with suppliers, employees, contractors and consultants. It is possible that the Company's rights to the intellectual property will be infringed or misappropriated and/or that such agreements will be breached and the Company will not have adequate remedies to prohibit such breaches or provide monetary relief for losses incurred as a result of such breaches. The Company has no reason to believe that the execution of the Business Plan does or would infringe upon the intellectual property rights of third parties. However, the Company is not certain that its trade secrets, trademarks, and other intellectual property rights will not infringe and no formal infringement analysis has been conducted. Any such infringement could result in liability to the Company and restrictions or prohibitions regarding the marketing of the Jetoptera system which could have a material adverse effect on the Company's business and results of operations. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties' proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non- infringing or to cease production of such products altogether.

Our business plan, operations and financial projections are subject to uncertainty.
The Company's ability to adhere to the Business Plan will depend upon a variety of factors, many of which are beyond the Company's control. Likewise, the Company's executive management team is not bound to follow the Business Plan, and may elect to adopt other strategies and courses of action based upon changes in circumstances and/or market conditions. The financial projections set forth in the Business Plan are based upon subjective estimates of future operating results which the Company's management believes the Company may be able to achieve. Such financial projections merely represent an illustration of financial results which the executive management team believes could be achieved based upon their assumptions which may or may not occur, and many of which are beyond the Company's control. No assurances or representations can be given or, indeed, should be assumed by any investor, that the actual results of the Company's operations will conform in any material manner to the financial projections set forth in the Business Plan for any or all of the indicated years. The Company might not have enough liquidity to execute its entire Business Plan until the end of 2021. Neither the Company nor the Board or the executive management team can or will individually warrant or guarantee the existence of any fact, assumption or projection set forth in the Business Plan.

Our business is subject to FAA regulations.
The Jetoptera system is subject to regulations of the Federal Aviation Administration (the "FAA") and may require various approvals from the FAA in connection with the trials and subsequent development, production, marketing and sales and otherwise be required to continue to comply with applicable federal and state regulatory requirements and standards. The Company may be forced to withdraw the Jetoptera system from the market if regulatory concerns arise with respect to its use or if the Jetoptera system or such use otherwise fails to comply with such applicable regulatory requirements and standards. As of the date hereof, the FAA has not passed any regulations to allow the operation of unmanned aerial systems weighing more than 55 lbs. in the U.S. for commercial usage and profit without a certification under Section 333 of the FAA Modernization and Reform Act of 2012. This could affect sales and revenue if our customers cannot obtain permission under a Section 333 exemption to operate any unmanned aerial vehicles weighing more than 55 lbs. for their business practice. If the consumers are unable to obtain a Section 333 exemption from the FAA or withstand the application process, this may negatively affect commercial usage of the Jetoptera system, which will adversely disrupt our operations and overall sales. Furthermore, FAA Part 107 regulations governing the commercial operations of drones weighing less than 55 lbs. significantly limit the uses of small drones (e.g., no flights beyond line of sight). These limitations may not be relaxed over time, they may in fact become more restrictive, and they may adversely affect the overall size of the market for our products.

Our business is also subject to various other governmental regulations.
If we do not receive the governmental approvals necessary for the sales or export of our products, or if our products are not compliant in other countries, our sales may be negatively impacted. Similarly, if our suppliers do not receive government

approvals necessary to export their products or designs to us, our revenues may be negatively impacted and we may fail to implement our growth strategy. A license may be required in the future to initiate marketing activities. We may also be required to obtain a specific export license for any hardware exported. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may be negatively impacted. In addition, if government approvals required under these laws and regulations are not obtained, or if authorizations previously granted are not renewed, our ability to export our products could be negatively impacted, which may have a negative impact on our revenues and a potential material negative impact on our financial results.

Lack of operating history, revenues and financial information.
The Company has been in operation for approximately eight (8) years, is in a critical stage of its operations, and is still an "emerging company" in all respects and is subject to all of the risks inherent to the establishment of a new business enterprise, including the absence of a profitable operating history. The likelihood of success of the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company will operate. There can be no assurance that the future revenues of the Company will be sufficient to establish the Company as a going concern or that the Company will become profitable in the future.

We rely on other companies to provide major components, and subsystems for our products.
We will depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component or subsystem

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract

customers, and have a material negative impact on our operations, business, financial results and financial condition.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
Once we distribute our products in consumer markets, these events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We have not prepared any audited financial statements.
While we have disclosed our unaudited financial statements, we do not have audited financial information regarding the Company's capitalization or assets or liabilities, which may make it more difficult for you to assess the financial health of our Company.

Simina Farcasiu is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Many of our customers may not commit to long-term production schedules, which would make it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Our customers may not commit to firm production schedules. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we may rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales may make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.
Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we may order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays

are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights. Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.
Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.
In addition, our supply agreements may require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost- effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent

intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.
Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third- party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could
subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Energy costs, such as the price of oil and refined products, are an important operating expense for users of our products. The cost of energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business

failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.
Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights.
Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

The Company's operations and revenue have been negatively impacted by the COVID-19 pandemic.
Any outbreak of contagious diseases, and other adverse public health developments, could have a material and adverse effect on our business operations. The outbreak of respiratory illness caused by a novel coronavirus referred to as COVID-19 has had a material adverse effect on our business operations which remains ongoing. At this time, the extent of the effect is uncertain. The COVID-19-related governmental orders, prohibitions on certain public gatherings, rise in unemployment, and related economic fallout have an ongoing negative effect on our business operations, the extent of which is currently unknown. If these orders and governmental prohibitions are not rescinded timely, the Company could be unable to continue as a going concern. Even if rescinded, the public may not have confidence in the safety of public gathering, hiring caregivers, and traveling, which may have a material adverse effect on the demand for our products and our business operations as a whole.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.
International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our aviation business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products such as flying cars, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

We believe that increasingly stringent environmental standards for emissions have required and will continue to require the Company to expend significant resources.
If environmental standards for emissions continue to become more stringent we will be required to institute the proper procedures and utilize the mandated equipment in order to comply, which will require significant expenditures. In addition, the adoption of any new standards beyond our expectations will require expenditures in excess of what we have budgeted and could negatively affect our business and operations.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our

respective businesses and competitive positions.
Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non- infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our products comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us
could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

that third parties will not otherwise gain access to our trade secrets or other proprietary rights.
As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for aviation products and may also result in increased safety and security costs for us and the commercial aviation industry generally. Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the aviation industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the commercial aviation industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other commercial aviation industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our facility, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or

those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Andrei Evulet, Denis Dancanet, and Todd Newton in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to Denis Dancanet, or Todd Newton in the event of their death or disability. Therefore, if any of Denis Dancanet or Todd Newton die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Andrei Evulet (CEO, CTO and President, 06/01/2015 – present), Denis Dancanet (COB, 06/01/2015 – present), Simina Farcasiu (CFO, 06/01/2015-present) and Todd Newton (VP Business Development, 06/17/2019 – present) of the Company. The Company has entered into employment agreements with Andrei Evulet, and Todd Newton, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrei Evulet, Denis Dancanet, Todd Newton or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the

existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the

one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Jetoptera, Inc

Delaware Corporation
Organized June 2015
3 employees
123 2nd Ave South,
Suite 200

EDMONDS WA 98020 http://www.jetoptera.com

Business Description

Refer to the Jetoptera profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Jetoptera is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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